

Mail Stop 3628

May 29, 2008

Via Facsimile (212-715-8085) and U.S. Mail
Richard H. Gilden, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

> **Re: Given Imaging Ltd.**
> **Schedule TO-T filed May 16, 2008**
> **By Elron Electronic Industries, Ltd.**
> **File No. 005-62155**

Dear Mr. Gilden:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. Please tell us what consideration was given to including Discount Investment Corporation Ltd. and IDB Holding Corporation Ltd. We note that these entities are identified as controlling shareholders of the named bidder Elron Electronics, which is described on page i of the offer to purchase as a "high technology holding company." In addition to these entities, other persons or entities who control them may also need to be included as bidders in the tender offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that

you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Item 10. Financial Statements

2. We note that the offeror is not a public company and that the offer is not for all outstanding securities of the subject class. Refer to Instruction 3 to Item 13 of Schedule TO. Please provide further analysis as to why you believe that the financial condition of the bidder is not material to a shareholder's decision to participate in the offer. In this regard, please explain how Given shareholders "have had a prior opportunity to become familiar with Elron in light of its significant shareholdings," when it appears that financial information for Elron is not publicly available.

Offer to Purchase

Material U.S. Federal Income Tax and Israeli Income Tax Considerations, page 22

3. Please revise throughout your document to clarify that you are disclosing material tax consequences, rather than considerations.

Sources and Amount of Funds, page 32

4. We note that some of the funds used to purchase tendered securities will be from existing credit lines. Please revise to include the information required by Item 1007(d) of Regulation M-A about these credit lines. Refer to Item 7 of Schedule TO. In addition, please file these credit lines or indicate where they have been previously filed. Refer to Item 1016(b) of Regulation M-A.

Conditions to the Offer, page 32

5. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the condition regarding any "threatened" action or proceeding since it is unclear how this type of action could be objectively determined.

6. Please refer to the third-to-last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition

Richard Gilden, Esq.
Kramer Levin Naftalis & Frankel LLP
May 29, 2008
Page 3

is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Richard Gilden, Esq.
Kramer Levin Naftalis & Frankel LLP
May 29, 2008
Page 4

       Please direct any questions to me at (202) 551-3411 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                          Sincerely,

                          Peggy Kim
                          Attorney-Adviser
                          Office of Mergers & Acquisitions